[redacted]

02053212

VE 11-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 04 2002

SEC FILE NUMBER
8- 41760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/01 AND ENDING 08/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 Bothelho Road, Suite 370
(No. and Street)

Walnut Creek, California 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R. Thomas Westhoff (925) 939-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hendriks, G. Paul
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

PROCESSED
NOV 14 2002
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Acccuntant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R. Thomas Westhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westhoff, Cone & Holmstedt, A California Corporation, as of August 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

ROSHONDA MC DONALD
Commission # 1287375
Notary Public - California
Contra Costa County
My Comm. Expires Dec 14, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the broker-dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

FINANCIAL STATEMENTS

For the year ended August 31, 2002

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

For the year ended August 31, 2002

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Westhoff, Cone & Holmstedt,
A California Corporation:

I have audited the statement of financial condition of Westhoff, Cone & Holmstedt, a California Corporation, as of August 31, 2002, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Westhoff, Cone & Holmstedt, a California Corporation, as of August 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

G Paul Hendriks

October 15, 2002

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

WESTHOFF, CONE, & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF FINANCIAL CONDITION

August 31, 2002

ASSETS

Cash	$180,576
Receivable from broker-dealer	12,088
Remarketing fees receivable	125,059
Dividend receivable	75
Marketable securities owned	101,844
Office furniture, equipment and leasehold improvements net of accumulated depreciation of $149,498	111,699
Prepaid income taxes	972
Deposits	6,041
Organization expenses, net of Accumulated amortization of $2,814	0
	$538,354

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$140,704
Remarketing commissions payable	125,059
Income taxes payable	1,196
Fixed asset loans	76,653
Total liabilities	343,612
Stockholders' Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 41,600 shares	41,600
Retained earnings	153,142
Total stockholders' equity	194,742
	$538,354

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF OPERATIONS

For the year ended August 31, 2002

Revenue	
Underwriting	$2,242,942
Remarketing fees	717,793
Investment banking fees	56,084
Interest and other	3,916
Total revenue	3,020,735
Expenses	
Compensation and benefits	2,073,688
Commissions paid to other brokers	553,679
Communications	42,716
Occupancy	137,782
Promotion	96,992
Interest	8,751
Regulatory fees	5,856
Professional services and other	70,335
Total expenses	2,989,799
Income before income taxes	30,936
Income tax expense	
Current	10,900
Deferred	0
Total income tax expense	10,900
Net income	$ 20,036

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended August 31, 2002

	Common Stock	Retained Earnings	Total Stockholders' Equity
BEGINNING BALANCE September 1, 2001	$41,600	$133,106	$174,706
Net income		20,036	20,036
ENDING BALANCE August 31, 2002	$41,600	$153,142	$194,942

The accompanying notes are an integral part
of these financial statements

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 31, 2002

Note 1) Organization

The Company was incorporated on October 2, 1989 in the state of California. In November 1989 the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities and Exchange Act of 1934. On November 30, 1989 the Company became a member of the National Association of Securities Dealers, Inc.

The Company's primary business is to underwrite municipal securities.

Note 2) Summary of Significant Accounting Policies

Office furniture, equipment, software and equipment acquired under capital lease is depreciated using the straight line method over useful lives of five to seven years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $101,844 consists of investment securities at current market values. Net unrealized gains of $1,377 are included in securities trading revenue for the year ended August 31, 2002 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at August 31, 2002.

Note 4) Provisions for Taxes on Income

The provisions for income taxes consists of the following:

	Current	Deferred	Total
Federal income taxes	$ 6,600	$ 0	$ 6,600
State income taxes	4,300	0	4,300
Total	$10,900	$ 0	$10,900

As of August 31, 2002, the Company had paid $5,700 in federal corporation tax and $5,200 in state franchise taxes for the year ended August 31, 2002. The prepaid state income tax as of August 31, 2002 was $972 and the federal income tax liability was $1,196 as of August 31, 2002.

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA CORPORATION

NOTES TO FINANCIAL STATEMENTS

August 31, 2002

Note 8) Lease Obligations (continued)

The minimum lease payments and receipts to be made over the terms of the leases are as follows:

For year ended	Lease Payments	Sublease Income
August 31, 2003	$ 178,205	$112,472
August 31, 2004	181,983	114,856
August 31, 2005	185,762	117,242
August 31, 2006	189,540	119,626
August 31, 2007	193,318	122,011
August 31, 2008	163,372	103,111
Total future minimum lease payments / receipts	$1,092,180	$689,318

FOCUS REPORT – PART II

as of August 31, 2002

Firm Name: WESTHOFF, CONE & HOLMSTEDT, A CALIFORNIA CORPORATION
Firm ID: 025502

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	9,460
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12	100,000
14	Excess net capital (line 10 less line 13)	46,117
15	Excess net capital @ 1000% (net cap – 10% of AI)	131,926
	Computation of Aggregate Indebtedness	
16	Total AI liability from balance sheet	141,901
17	Add:	
A	Drafts for immediate credit	
B	Market value of securities borrowed where no equivalent value is paid or credited	
C	Other unrecorded amounts	
	Descriptions Amount	
19	Total Aggregate Indebtedness	141,901
20	Percentage of aggregate indebtedness to net capital	97
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals	97

WESTHOFF, CONE & HOLMSTEDT,
A CALIFORNIA COMPANY

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA NET CAPITAL COMPUTATION

August 31, 2002

(Additional Information)

Net capital per unaudited statements	$146,117
Add: (deduct) audit differences:	0
Net capital per audited statements	$146,117

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the shareholders of Westhoff, Cone & Holmstedt,
A California Corporation:

In planning and performing my audit of the financial statements of Westhoff, Cone & Holmstedt, a California Corporation, for the year ended August 31, 2002, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Westhoff, Cone & Holmstedt, a California Corporation, including tests of compliance with such practices and procedures, and that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded from loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at August 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
October 15, 2002